UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SG BLOCKS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74818A109

(CUSIP Number)

Sean M. McAvoy

c/o Hillair Capital Management LLC

345 Lorton Ave, Suite 303

Burlingame, California 94010

United States of America

Tel. No.: (650) 477-2052

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Investments L.P. ID # 90-0809696
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 971,298 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 971,298 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,298 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hillair Capital Management LLC ID # 27-2577240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 971,298 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 971,298 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,298 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sean M. McAvoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 971,298 (1)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 971,298 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,298 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on (i) 4,207,238 shares of Common Stock of the Issuer issued and outstanding, as stated by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2017, (ii) 937,964 shares of Common Stock beneficially owned by the Reporting Persons and (iii) options to purchase 33,334 shares of Common Stock beneficially owned by the Reporting Persons.

Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of SG Blocks, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 115 West 18th Street, New York, New York 10011.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being jointly filed by Hillair Capital Investments L.P., a Cayman Islands exempt limited partnership (“Hillair Investments”), Hillair Capital Management LLC, a Delaware limited liability company (“Hillair Management”), and Sean M. McAvoy, an individual and citizen of the United States of America (“McAvoy” and, collectively with Hillair Investments and Hillair Management, the “Reporting Persons” and, each, a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	The address of the principal office of each Reporting Person is c/o Hillair Capital Management LLC, 345 Lorton Ave., Suite 303, Burlingame, CA 94010.

(c)	The principal business of Hillair Investments is investing in securities. Hillair Management is the investment manager of Hillair Investments and McAvoy is the manager of Hillair Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the June 2016 Shares, November 2016 Shares, and June 2017 Shares (each as defined below; collectively, the “Shares”) came from the investment capital of Hillair Investments, which is managed by Hillair Management. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of Hillair Investments’ business.

In connection with a private placement offering on June 30, 2016, Hillair Investments acquired $2,500,000 of 8% Original Issue Discount Senior Secured Convertible Debentures (the “Senior Secured Convertible Debentures”) convertible into 666,667 shares of Common Stock (the “June 2016 Shares”) and $3,352,440 of Series A Convertible Preferred Stock (the “Preferred Stock”) convertible into 1,117,480 shares of Common Stock. No additional consideration will be paid upon conversion of the Senior Secured Convertible Debentures or the Preferred Stock.

The Senior Secured Convertible Debentures and Preferred Stock was purchased by Hillair Investments with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a privately negotiated transaction. The aggregate purchase price of the Senior Secured Convertible Debentures was $2,000,000.

In connection with a private placement offering on November 17, 2016, Hillair Investments acquired $937,500 of 8% Original Issue Discount Senior Secured Convertible Debentures (the “November Senior Secured Convertible Debentures” and, together with the Senior Secured Convertible Debentures, the “Debentures”), convertible into 250,000 shares of Common Stock (the “November 2016 Shares”). No additional consideration will be paid upon conversion of the November Senior Secured Convertible Debentures.

The November Senior Secured Convertible Debentures was purchased by Hillair Investments with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a privately negotiated transaction. The aggregate purchase price of the November Senior Secured Convertible Debentures was $750,000.

In connection with their service on the board of directors of the Issuer, the Issuer granted Neal Kaufman, a founding member of Hillair Management (“Kaufman”), and McAvoy options to purchase an aggregate of 33,334 shares of common stock at an exercise price of $3.00 per share on November 1, 2016. In December 2016, Kaufman and McAvoy assigned their options to purchase an aggregate of 33,334 shares of Common Stock to Hillair Investments.

The Issuer effected a 1-for-3 reverse stock split of its Common Stock and Preferred Stock on February 28, 2017.

On June 21, 2017, Hilliar Investments exchanged the Debentures and the Preferred Stock with a combined principal amount and stated value, respectively, of $6,282,722 in exchange for $1,500,000 in cash and 1,634,147 shares of Common Stock. On or about June 21, 2017, Hillair Investments transferred 815,000 shares of such Common Stock to non-affiliate limited partners at Hillair Investments.

On June 27, 2017, the Issuer completed a public offering of Common Stock, in which Hillair Investments purchased 110,000 shares of Common Stock (the “June 2017 Shares”).

The June 2017 Shares were purchased by Hillair Investments with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a public offering of Common Stock. The aggregate purchase price of the June 2017 Shares was $550,000.

Item 4. Purpose of Transaction

The securities reported in this Schedule 13D were acquired by Hillair Investments for investment purposes. By virtue of its percentage ownership of the Issuer, Hillair Investments has the ability to control matters that require shareholder approval. Hillair Investments evaluates its investments in the Shares on a continual basis and it reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose if it should determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

The Reporting Person is considering and evaluating strategic alternatives designed to lead to the maximization of the value of its investment in the Issuer which includes beneficial ownership of the Issuer’s Common Stock.  The Reporting Person believes that there may be opportunities to significantly improve the Issuer's strategic direction, as well as the value of its investment.  In this connection, the Reporting Person may hold discussions with management of the Issuer, other stockholders (including other holders of Preferred Stock) and with third parties that may address a number of issues, including without limitation, its respective views on:

the Issuer's business and prospects;

the disposition of certain of its operations or the business as a whole;

concerns over the direction and management of the Issuer generally, and in particular;

the structure of management compensation, including payment of bonuses;

composition of the board of directors;

extraordinary corporate transactions, including mergers, liquidations or reorganizations;

control of discretionary corporate expenditures; and

other opportunities to improve or realize on the value of their investment in the Issuer.

At this time, the Reporting Person has not made any decisions regarding its future intentions with regards to its plans and proposals with respect to the Issuer. However, the Reporting Person is discussing and seeking input from other holders of the Stock regarding possible joint strategies which could lead to a change of control of the Issuer.

The Reporting Person reserves the right to change its plans and intentions, including the right to increase or decrease its investment in the Issuer.  In particular, the Reporting Person may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock or Senior Secured Convertible Debentures in public or private transactions, (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of its positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth above.  Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or other applicable law.

Except as described herein, the Reporting Person has not formulated any plans or proposals that relate to or would result in any of the events or transactions described above.  Further, the Reporting Person expressly retains the right to independently vote and dispose of shares of Common Stock which it beneficially owns.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 971,298 shares of Common Stock, constituting 23.09% of the outstanding shares of Common Stock of the Issuer, based on issued and outstanding shares of Common Stock as stated by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2017.

(b)	Each of the Reporting Persons (i) has the sole power to vote or direct the vote of no shares of Common Stock; (ii) has the shared power to vote or direct the vote of 971,298 shares of Common Stock; (iii) has the sole power to dispose or direct the disposition of no shares of Common Stock; and (iv) has the shared power to dispose or direct the disposition of 971,298 shares of Common Stock.

Hillair Capital Management LLC (“Hillair Management”) is the investment advisor to Hillair Investments. By virtue of such relationship, Hillair Management may be deemed to have dispositive power over the shares owned by Hillair Investments. Hillair Management disclaims beneficial ownership of such shares.

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Hillair Capital, Hillair Management, and McAvoy each beneficially own 971,298 shares of Common Stock of the Issuer, representing approximately 23.09% the outstanding shares of Common Stock of the Issuer. Hillair Management, and McAvoy do not directly own any shares of Common Stock, but each indirectly owns 971,298 shares of Common Stock. Hillair Management indirectly owns 971,298 shares of Common Stock because it serves as the investment manager of Hillair Investments, which directly holds 971,298 shares of Common Stock. McAvoy indirectly owns 971,298 shares of Common Stock in his capacity as manager of Hillair Management.

(c)	On June 21, 2017, Hilliar Investments exchanged the Debentures and the Preferred Stock with a combined principal amount and stated value, respectively, of $6,282,722 in exchange for $1,500,000 in cash and 1,634,147 shares of Common Stock. On or about June 21, 2017, Hillair Investments transferred 815,000 shares of such Common Stock to non-affiliate limited partners at Hillair Investments. On June 27, 2017, Hillair Investments purchased 110,000 shares of Common Stock at a purchase price of $5.00 per share, for an aggregate purchase price of $550,000.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement, dated August 28, 2017, among Hillair Investments, Hillair Management and Sean McAvoy.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2017
(Date)

Hillair Capital Investments L.P.

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

Hillair Capital Management LLC*

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

/s/ Sean M. McAvoy*
Sean M. McAvoy

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.